



2023 REPORT

VOLEKTRA

LETTER

Dear investors,

Dear Esteemed Shareholders,
As we review the past year, I am pleased to share Volektra Inc.'s financial achievements and resilience. Our Consolidated Balance Sheet and Profit & Loss statement for the year ending December 31, 2023, demonstrate a solid foundation and substantial growth despite the challenges faced by startups in 2023.

Highlights include securing two patents, filing for three more, and the successful launch of our e-bike kit, garnering positive reviews from prominent publications like Mashable and Digital Journal. Additionally, we've received interest and proof-of-concept requests from two global OEMs for our magnet-free motor technology, along with several letters of intent from niche vehicle manufacturers.

A recent agreement with a leading bike manufacturer to incorporate our e-bike technology into their next-generation models signifies a strategic shift towards B2B contracts, balancing the risks associated with B2C ventures.

Despite a challenging fundraising landscape, we've engaged with strategic and institutional investors, receiving strong interest. Further details will follow as we anticipate concluding the fundraising process by mid-March 2024. Our objective remains to secure the necessary funding to support sustainable growth while managing expenditure effectively.

We need your help!

We would appreciate connections/leads with leading e-bike retailers or distributors that can help our e-bike and e-bike kit sales in Europe and US. Connections with larger retailers would help too (e.g Walmart). Supporting us by ordering our e-bike kit for your bike can prove to be win win and also help save our planet!Finally, let us know if you want us to do another round on Wefunder!

Sincerely,

Manish Seth

Founder and CEO

Siva Annadi

President

Vikas Choudhary

Vice President

How did we do this year?

REPORT CARD



☺ The Good

Strong Revenue Growth: Total income soared by to $1.9M

Improved Net Loss Position: net income after tax showing a loss reduction from -14% to -5%

2 in process POC agreements with large OEMs for Magnet free motor with and partnership with bike manufacturer for Ebike.

☹ The Bad

Although gross profit increased in absolute terms, the gross profit percentage decreased from 23% to 19% (material cost, discounts)

Fund raising took longer than expected resulting in prioritising profitability over growth

Delay in Launch of e-bike kit

2023 At a Glance

January 1 to December 31



$1,874,807 +66%
Revenue



-$91,510
Net Loss



$1,487,189 +106%



$312,380

Short Term Debt   Raised in 2023



$104,002

Cash on Hand
As of 12/31/23

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$1,874,807

$1,128,704

-$164,651

-$91,510

2022   2023

Net Margin: -5%   Gross Margin: 19%   Return on Assets: -5%   Earnings per Share: -$0.01

Revenue per Employee: $124,987   Cash to Assets: 6%   Revenue to Receivables: 209

Debt Ratio: 171%

Volektra_financials_for_2021.pdf

Volektra_financials_for_2020.pdf

2023__Financial_Summary_Volektra_INC_50_.pdf

Volektra_Financials_2023.pdf

Volektra_Financials_2022.pdf

We ❤ Our 76 Investors

Thank You For Believing In Us

Siva Annadi	Chirag Desai	Herman Venter	Hatem Rowaihy	Michael Balle	Kelli Hayward
Muthu SANKARAN	J.J Furlano	David Macario	Kevin Liekweg	Joe Edmonds	Mohit Bector
Chakravarthy D...	Pramod Rustagi	Doriot Venture Club	Adam Quirk	Anthony J. Giordano	Ravi Shankar
Lauren Greenspon...	Christopher Grundy	Alison Osborne	Shruti Patkar	Suhas Patil	Roderick Herron
Ali Abdulla Rashed...	John J. Flowers Jr	Felix Vayssieres	Andrew Mitchell	Jerry Helfand	Gene Putz
Mohammad R Karim	Cade Gorman	Parag Gogate	Brian Hogan	Jebin George	Sunny Vulli
Grigore B. Hreniuc	Paul C	Vivek MEHTA	Dhananjay Patel	Rajesh Namile	Edward Kelly Medlock
Thomas Scheele	Nagoor Haja	Khris Persaud	Timothy Stumpff	Volpatti Giovanni	Brian Smolens
Gaurav Goyal	Neha Patel	Saul A Kravitz	Carl Doughty	Deborah Loud	Cristian Dan Pirnog
Brian Inouye	Jonathan Lubar	Toukam Ngoufanke	Stefano Lorusso	Philip Jones	Mitchell Kunkler
Parikshit Mehra	Jarod Rudisill				

Thank You!

From the VOLEKTRA Team



Manish Seth in

Founder and CEO

2 decades-of Global Experience, led multimillion dollar development projects. Grew Volektra to 1 million dollar yearly revenue, setting up operations in 3 countries and savin...



Luis Pont in

Drivetrain Design Director

Worked at ABB advanced motor labs on multiple new generation motors. Highly knowledgeable on electromagnetic and...



Shom Shekhar

VP - Software Development

2 decades of software experience. Built & sold query analyser software to DBS bank of Singapore. Developed AI...



Aleksey Skuratov in

Head of Embedded Systems Design

Developed Radar Systems for aerospace and Defense. Developed device for analysing Gas composition for chemical...



Marek Hric in

CFO

Founded a Blockchain based company to tokenise real estate. More than a decade of experience in Finance and...

Details

The Board of Directors

Director	Occupation	Joined
Manish Seth	CEO @ Volektra	2020
Siva Annadi	CPA @ SP Associates	2023
Vikas Choudhary	Vice President - Marketing @ PSemi	2023

Officers

Officer	Title	Joined
Manish Seth	President Secretary CEO	2020

Voting Power

Holder	Securities Held	Voting Power
Manish Seth	10,000,000 Common stock	87.1%

Past Equity Fundraises

Date	Amount	Security	Exemption
03/2020	$496	Common Stock	Other
12/2021	$20,000		Other
02/2023	$50,000	Safe	Section 4(a)(2)
05/2023	$162,380		4(a)(6)
07/2023	$50,000	Safe	Section 4(a)(2)
08/2023	$50,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Manish Seth	12/31/2021	$20,000	$0	0.0%		

Related Party Transactions

To-date the company has been financed with approximately $20,000 from its founder, Manish Seth. This has already been paid back.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

	Authorized	Outstanding	
Common	11,500,000	11,481,481	Yes

Warrants: 0
Options: 0

Form C Risks:

Geopolitical tensions leading to supply chain disruptions and currency risk may lead to erosion of profits and loss of sales

Lack of engineering talent may led to slower than planned development and cost overruns.

Any regulatory environment change that leads to reduction of overall electric vehicle market may lead to not meeting the revenue targets

Increase in raw material prices, currency risks and labor risks can lead to not meeting the business plan targets

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Scaling the magnet free e bike kit in US depends on further fund raises and timely establishment fo assembly location.

Technology Maturity for Magnet Free motor may take more than planned to go to TRL6. This could delay the implementation of the same

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of

the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined

arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Volektra Inc.

Delaware Corporation
Organized February 2020
15 employees
8639 Hall Road

Utica MI 48317 Www.Volektra.com

Business Description

Refer to the VOLEKTRA profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

VOLEKTRA is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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